UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Issued: 16 December 2025, London, UK

Exdensur (depemokimab) approved by US FDA for the treatment of severe asthma

●   Exdensur is the first and only ultra-long-acting biologic with twice-yearly dosing approved for patients with severe asthma with an eosinophilic phenotype
●   Approval based on SWIFT trials showing significantly lower rate of annualised asthma exacerbations in patients receiving depemokimab versus placebo
●   SWIFT data included reduction in exacerbations requiring hospitalisation and/or emergency department visits with depemokimab
●   An estimated 2 million Americans live with severe asthma and 50% continue to experience frequent exacerbations and hospitalisations requiring novel solutions

GSK plc (LSE/NYSE: GSK) today announced that the US Food and Drug Administration (FDA) has approved Exdensur (depemokimab-ulaa) as an add-on maintenance treatment of severe asthma characterised by an eosinophilic phenotype in adult and paediatric patients aged 12 years and older.

The FDA approval of Exdensur is based on data from the SWIFT-1 and SWIFT-2 phase III trials. In these studies, depemokimab demonstrated sustained exacerbation reduction with two doses per year versus placebo, both plus standard of care. Treatment with depemokimab resulted in a significant 58% and 48% reduction in the rate of annualised asthma exacerbations (asthma attacks) over 52 weeks from SWIFT-1 and SWIFT-2, respectively [rate ratio (95% confidence interval) p-value: SWIFT-1 0.42 (0.30, 0.59) p<0.001 and SWIFT-2 0.52 (0.36, 0.73) p<0.001] (AER depemokimab versus placebo: SWIFT-1 0.46 vs. 1.11 and SWIFT-2 0.56 vs. 1.08 exacerbations per year).1

In a secondary endpoint from SWIFT-1 and SWIFT-2, patients treated with depemokimab experienced numerically fewer exacerbations requiring hospitalisation and/or emergency department visits (1% and 4%) compared with placebo (8% and 10%), respectively. A pre-specified pooled analysis of the two trials showed there was a 72% reduction in the annualised rate of clinically significant exacerbations requiring hospitalisation and/or ED visits over 52 weeks for depemokimab compared with placebo [rate ratio 0.28, 95% CI (0.13, 0.61), nominal p=0.002] (AER depemokimab 0.02 versus placebo 0.09). Across these trials, depemokimab was well-tolerated, with patients experiencing a similar rate and severity of side effects as those receiving placebo.1

Kaivan Khavandi, SVP & Global Head, Respiratory, Immunology & Inflammation R&D, GSK said: "Physicians in the US now have the option to provide sustained protection from exacerbations for patients living with severe asthma with an eosinophilic phenotype in just two doses a year. Exdensur could redefine patient care and further establish the use of biologics for those who continue to experience exacerbations despite treatment."

Depemokimab is a novel therapy that has been developed with an extended half-life, enabling the sustained suppression of disease-driving type 2 inflammation with twice-yearly dosing.1 These distinct properties could potentially improve patient outcomes while reducing health system burden.

An estimated 2 million Americans live with severe asthma and half continue to experience frequent exacerbations that may lead to hospitalisations, emergency department visits and corresponding increased health system costs.2,3,4 While biologics have demonstrated benefit in controlling severe asthma, only 20% of eligible patients in the US currently receive one, increasing their risk of exacerbations and worsening disease.5 Longer dosing intervals have been associated with an increased likelihood that patients would consider a biologic and 73% of physicians believe it would be beneficial.6,7

Geoffrey Chupp, MD, Professor of Medicine, Pulmonary, Critical Care and Sleep Medicine, Yale University said: "Current biologic treatments for asthma are often underutilised and frequent injections can be inconvenient for many patients and lead to inconsistent use. There is clearly an opportunity to provide a longer duration of protection from exacerbations between injections for severe asthma patients that reduces the frequency of doses and may improve overall health care utilisation. Exdensur could empower physicians and patients to potentially achieve their treatment goals with fewer injections."

Tonya Winders, President and CEO, Global Allergy & Airways Patient Platform said: "The struggle for people living with severe asthma is immense, with many silently enduring continued symptom recurrence and exacerbations. An innovative treatment option like Exdensur that offers the long-acting protection from exacerbations that severe asthma patients with an eosinophilic phenotype deserve, with the benefit of fewer doses, is truly welcome."

Depemokimab recently received marketing authorisation from the UK's Medicines and Healthcare products Regulatory Agency (MHRA) and a positive CHMP opinion in Europe, with an approval decision expected in Q1 2026. Regulatory submissions are also under review across the globe, including in China and Japan.

About severe asthma

Severe asthma is defined as asthma that requires treatment with medium- to high-dose inhaled corticosteroids plus a second therapy (i.e., systemic corticosteroid or biologic) to prevent it from becoming uncontrolled, or which remains uncontrolled despite therapy.8 Type 2 inflammation is the underlying cause of pathology in more than 80% of patients with severe asthma, in which patients exhibit elevated levels of eosinophils (a type of white blood cell).9

About Exdensur (depemokimab-ulaa)
Exdensur is the first ultra-long-acting biologic being evaluated for certain respiratory diseases with underlying type 2 inflammation, such as severe asthma. It has been developed with an extended half-life to enable twice-yearly dosing.1

Please see accompanying US Prescribing Information here.

About the SWIFT phase III trials
Results from the SWIFT trials were presented at the 2024 European Respiratory Society International Conference and published in the New England Journal of Medicine.1

The SWIFT-1 and SWIFT-2 clinical trials assessed the efficacy and safety of depemokimab adjunctive therapy in 382 and 380 participants with severe asthma who were randomised to receive depemokimab or a placebo respectively, in addition to their standard of care (SOC) treatment with medium to high-dose inhaled corticosteroids plus at least one additional controller. The full analysis set in SWIFT-1 included 250 patients in the depemokimab plus SOC arm and 132 in the placebo plus SOC arm; in SWIFT-2, 252 patients were included in the depemokimab plus SOC arm and 128 in the placebo plus SOC arm.1

About the depemokimab development programme
The phase III programme consists of SWIFT-1 and SWIFT-2 in severe asthma, with an open label extension study (AGILE), and the ANCHOR-1 and ANCHOR-2 trials in chronic rhinosinusitis with nasal polyps (CRSwNP).1,10,11 Depemokimab is currently being evaluated in phase III trials for the treatment of other diseases with underlying type 2 inflammation, including OCEAN for EGPA and DESTINY for HES.12,13 GSK has also initiated the ENDURA-1, ENDURA-2 and VIGILANT phase III trials assessing the efficacy and safety of depemokimab as an add-on therapy in patients with uncontrolled moderate to severe COPD with type 2 inflammation.14

About GSK in respiratory
GSK continues to build on decades of pioneering work to deliver more ambitious treatment goals, develop the next generation standard of care and redefine the future of respiratory medicine for hundreds of millions of people with respiratory diseases. With an industry-leading respiratory portfolio and pipeline of vaccines, targeted biologics and inhaled medicines, GSK is focused on improving outcomes and the lives of people living with all types of asthma and COPD, along with less understood refractory chronic cough or rarer conditions like systemic sclerosis with interstitial lung disease. GSK is harnessing the latest science and technology with the aim of modifying the underlying disease dysfunction and preventing progression.

About GSK
GSK is a global biopharma company with a purpose to unite science, technology and talent to get ahead of disease together. Find out more at gsk.com.

GSK enquiries
Media:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Sarah Clements	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)
	Lyndsay Meyer	+1 202 302 4595	(Washington DC)

Investor Relations:	Constantin Fest	+44 (0) 7831 826525	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Sam Piper	+44 (0) 7824 525779	(London)
	Steph Mountifield	+44 (0) 7796 707505	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 3126	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the "Risk Factors" section in GSK's Annual Report on Form 20-F for 2024, and GSK's Q3 Results for 2025.

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References

1.     Jackson, David J., et al. "Twice-yearly Depemokimab in severe asthma with an eosinophilic phenotype." New England Journal of Medicine, vol. 391, no. 24, 19 Dec. 2024, pp. 2337-2349, https://doi.org/10.1056/nejmoa2406673.
2.     Wang, Eileen, et al. "Characterization of severe asthma worldwide." CHEST, vol. 157, no. 4, Apr. 2020, pp. 790-804, https://doi.org/10.1016/j.chest.2019.10.053.
3.     Menzies-Gow, Andrew, et al. "A renewed charter: Key principles to improve patient care in severe asthma." Advances in Therapy, vol. 39, no. 12, 17 Oct. 2022, pp. 5307-5326, https://doi.org/10.1007/s12325-022-02340-w.
4.     "Cost of Asthma on Society." Cost of Asthma on Society, Asthma & Allergy Foundation of America, 31 Jan. 2025, https://www.aafa.org/advocacy/key-issues/access-to-health-care/cost-of-asthma-on-society.
5.     Park, Jihye, et al. "Unmet treatment needs in asthma patients with eosinophilic phenotype: A US claims-based study on asthma exacerbations and Healthcare Resource Utilization." CHEST, vol. 166, no. 4, Oct. 2024, https://doi.org/10.1016/j.chest.2024.06.2816.
6.     Tal-Singer, Ruth, et al. "Disease impact and perception of biologics in adults with type 2 inflammation respiratory disease: International survey results." Patient Preference and Adherence, Volume 19, Apr. 2025, pp. 1159-1170, https://doi.org/10.2147/ppa.s517466.
7.     Research Partnership Quant uptake Market Research, 200 HCPs Top two box on a seven-point scale where seven equaled "highly beneficial".
8.     Brussino, Luisa, et al. "Is it severe asthma or asthma with severe comorbidities?" Journal of Asthma and Allergy, Volume 10, Nov. 2017, pp. 303-305, https://doi.org/10.2147/jaa.s150462.
9.     Heaney, Liam G., et al. "Eosinophilic and noneosinophilic asthma." CHEST, vol. 160, no. 3, Sept. 2021, pp. 814-830, https://doi.org/10.1016/j.chest.2021.04.013.
10.    "An Open-Label Extension Study of GSK3511294 (Depemokimab) in Participants Who Were Previously Enrolled in 206713 (NCT04719832) or 213744 (NCT04718103) (AGILE)." ClinicalTrials.gov, GlaxoSmithKline, clinicaltrials.gov/study/NCT05243680. Accessed 8 Dec. 2025.
11.    Gevaert P, Desrosiers M, Cornet M, Mullol J, De Corso E, Keles Turel N, Maspero J, Fujieda S, Zhang L, Sousa AR, Woods SJ, Davis AM, Schalkwijk S, Edwards D, Ranganathan P, Follows R, Marshall C, Han JK; ANCHOR-1 and ANCHOR-2 trial investigators. Efficacy and safety of twice per year depemokimab in chronic rhinosinusitis with nasal polyps (ANCHOR-1 and ANCHOR-2): phase 3, randomised, double-blind, parallel trials. Lancet. 2025 Mar 15;405(10482):911-926. doi: 10.1016/S0140-6736(25)00197-7.
12.    "Efficacy and Safety of Depemokimab Compared With Mepolizumab in Adults With Relapsing or Refractory Eosinophilic Granulomatosis With Polyangiitis (EGPA) (OCEAN)." ClinicalTrials.gov, GlaxoSmithKline, clinicaltrials.gov/study/NCT05263934. Accessed 8 Dec. 2025.
13.    "Depemokimab in Participants With Hypereosinophilic Syndrome, Efficacy, and Safety Trial (DESTINY)." ClinicalTrials.gov, GlaxoSmithKline, clinicaltrials.gov/study/NCT05334368. Accessed 8 Dec. 2025.
14.    "Depemokimab as an Extended treatmeNt Duration Biologic in Adults With Chronic Obstructive Pulmonary Disease (COPD) and Type 2 Inflammation (ENDURA -1) (ENDURA -1)." ClinicalTrials.Gov, GlaxoSmithKline, clinicaltrials.gov/study/NCT06959095. Accessed 8 Dec. 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: December 17, 2025

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc